ARLS

PE
12-31-03

Regional Bankshares, Inc.
Holding Company of

HARTSVILLE
Community Bank

ANNUAL REPORT 2003

Table of Contents

Regional Bankshares, Inc. and Subsidiary

2003 Annual Report
Letter To Our Shareholders:

As we review the year that just ended, it is appropriate to comment on several items of importance. Theses topics include the economy, regulatory environment, operating results, our new locations, community involvement of our employees, and our new products and services.

Prime Rate began the year at 4.25% and remained there until June when it dropped to 4.00%. Long-term mortgage rates reached and have remained at forty-year lows. Normally, our bank would welcome stable rates. However, when we are at the bottom of the lowest rate cycle in modern times, it causes compression and narrowing of margins in our industry. This results in lower earnings, particularly if a bank is relatively new and has not established a seasoned investment securities portfolio. When we opened in June 1999 Prime was 7.75%. It began rising July 1999 and reached 9.50% by May 2000. It remained unchanged until January 2001 when it dropped to 9.00% and reached 4.75% by December 2001. During these volatile times, we have maintained fairly stable net interest margins.

We are fortunate that our local economy has absorbed layoffs and cutbacks during 2003 while remaining stronger than many surrounding communities. For this we are thankful. The local housing market has remained fairly strong. We continue to stress **high credit quality** and reap the benefits. Our success in this area is reflected in our continued low past due and charge-off ratios.

Even though we are a relatively small corporation, we are now feeling the effects of the Enron and Tyco blunders. Sarbanes-Oxley legislation has resulted in SEC reporting companies lengthening our proxy statements and making more disclosures to you the shareholder. Naturally, the shareholder pays the additional accounting, audit, and legal expenses.

Some financial highlights of 2003 are as follows:

- ♦ loans outstanding grew from $35,233,000 to $48,263,000, an increase of 37%.
- ♦ deposits grew from $39,379,000 to $50,440,000 an increase of 28%.
- ♦ total assets grew from $44,226,000 to $57,406,000, an increase of 30%.
- ♦ shareholders equity increased by $144,062 to $4,727,896.
- ♦ we continued our increase in profits from $126,000 to $135,000.

We place great emphasis on profitability, but we also must take advantage of growth opportunities. With this in mind, we opened a new office in McBee on May 28, 2003. We surpassed $7,000,000 in deposits by December 2003 and $9,000,000 during the first quarter of 2004. We were very fortunate to open with a dedicated staff that has provided many years of banking service to the McBee community. Sandee DuBois is our Branch Manager, Beverly Raley is our Assistant Manager, and Karen Horton is our Head Teller. We look to the future with great anticipation and are thankful for the warm welcome we have received.

Our growth in 2003 made it necessary for us to expand our facilities. We opened a new operations center at 226 W. Carolina Avenue and have five employees there. This expansion made space available in our main office for additional lending staff as well as our full service Raymond James investment operation led by Terry Pait.

It is also important that we remember that our employees don't just work in our communities, but we are a part of them. We have sponsored the American Red Cross Blood drives at our main office since 2001. We sponsor the Darlington County Disabilities Angel Tree at Christmas. We raise money for Muscular Dystrophy, March of Dimes, American Heart Association, Leukemia & Lymphoma Association, Cystic Fibrosis, and the Food Bank. Our officers and employees also serve on numerous boards in the community. *Community is not just where we are located, it is how we do business.*

We continue to be extremely busy with our Saturday Banking, which we introduced to Hartsville in June 1999. We also received a warm reception for our Internet banking and bill pay service. Finally, we were proud to introduce our interactive web site at www. Hartsvillebank.com. If you have not visited the site, we encourage you to do so. At the site you can sample our Internet banking, read about our history, and learn about our products, services, and people. When all is said and done, our concern for our customers and our dedicated employees will allow us to have a promising future.

Goz Segars
Chairman, Regional Bankshares, Inc. and
Hartsville Community Bank

Curtis A. Tyner, Sr.
President & CEO, Regional Bankshares, Inc. and
Hartsville Community Bank


Net Income
Dollars in Thousands
200
0
-200
-400
-600
-800
-$608
-$355
-$155
$126
$135
1999
2000
2001
2002
2003
Year


Loans
Dollars in Millions
60
50
40
30
20
10
0
$5
$15
$27
$35
$48
1999
2000
2001
2002
2003
Year


Deposits
Dollars in Millions
60
50
40
30
20
10
0
$6
$18
$28
$39
$50
1999
2000
2001
2002
2003
Year


Assets
Dollars in Millions
60
50
40
30
20
10
0
$11
$23
$34
$44
$57
1999
2000
2001
2002
2003
Year

REGIONAL BANKSHARES, INC.

Selected Financial Data

The following selected financial data is derived from the financial statements and other data of the Company. The selected financial data should be read in conjunction with the financial statements of the Company, including the accompanying notes, included elsewhere herein.

	2003	2002	2001	2000	1999
(Dollars in thousands, except per share)					
Income Statement Data:					
Interest income	$ 2,754	$ 2,440	$ 1,998	$ 1,290	$ 319
Interest expense	710	788	853	541	100
Net interest income	2,044	1,652	1,145	749	219
Provision for loan losses	132	130	130	119	62
Net interest income after provision for loan losses	1,912	1,522	1,015	630	157
Noninterest income	504	350	235	108	39
Noninterest expense	2,202	1,672	1,494	1,302	1,117
Income (loss) before income taxes	214	200	(244)	(564)	(921)
Income tax expense (benefit)	79	74	(89)	(209)	(313)
Net income (loss)	$ 135	$ 126	$ (155)	$ (355)	$ (608)
Balance Sheet Data:					
Assets	$ 57,406	$ 44,226	$ 34,218	$ 23,304	$ 11,326
Earnings assets	53,144	40,935	30,211	20,353	9,517
Securities (1)	2,345	2,651	354	347	342
Loans (2)	48,263	35,233	26,874	15,157	5,536
Allowance for loan losses	483	369	268	159	55
Deposits	50,440	39,379	27,742	18,464	6,343
Shareholders' equity	4,728	4,584	4,452	4,571	4,925
Per Share Data:					
Earnings (losses) per share	$ 0.24	$ 0.22	$ (0.28)	$ (0.63)	$ (1.08)
Book value (period end)	8.34	8.13	7.90	8.16	8.79
Tangible book value (period end)	8.34	8.13	7.90	8.16	8.79
Selected Ratios:					
Return on average assets	0.27%	0.32%	(0.55)%	(2.14)%	(11.53)%
Return on average equity	2.91	2.81	(3.44)	(7.51)	(21.68)
Net interest margin (3)	4.44	4.63	4.68	5.03	5.37
Efficiency (4)	86.40	83.52	108.29	152.01	433.48
Equity to assets	8.24	10.36	13.01	19.61	43.48
Capital and Liquidity Ratios:					
Average equity to average assets	9.17%	11.31%	16.07%	28.45%	53.22%
Leverage (4.00% required minimum)	9.37	10.50	13.53	21.70	47.02
Tier 1 risk-based capital ratio	9.44	12.50	15.35	26.83	74.24
Total risk-based capital ratio	10.40	13.51	16.27	27.77	75.06
Average loans to average deposits	91.56	89.59	93.31	85.65	72.81

(1) All securities are available-for-sale and are stated at fair value. Nonmarketable equity securities are excluded.
(2) Loans are stated at gross amounts before allowance for loan losses.
(3) Net interest income divided by average earning assets.
(4) Noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report may contain forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with terms of the safe harbor, Regional Bankshares, Inc. notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. The risks and uncertainties that may affect the operations, performances, development and results of the Company's business include, but are not limited to, the following: risks from changes in economic and industry conditions; changes in interest rates; risks inherent in making loans including repayment risks and value of collateral; dependence on senior management; and recently-enacted or proposed legislation. Statements contained in this Annual Report regarding the demand for Hartsville Community Bank's products and services, changing economic conditions, interest rates, consumer spending and numerous other factors may be forward-looking statements and are subject to uncertainties and risks.

Basis of Presentation

The following discussion should be read in conjunction with the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Annual Report. The financial information provided below has been rounded in order to simplify its presentation. However, the ratios and percentages provided below are calculated using the detailed financial information contained in the Financial Statements, the Notes thereto and the other financial data included elsewhere in this Annual Report.

General

On June 15, 1999, Hartsville Community Bank (the "Bank") completed its organization and began operations in temporary facilities in Hartsville, South Carolina. On January 1, 2001, the Bank became a wholly-owned subsidiary of Regional Bankshares, Inc. (the Company), when the Company acquired 100% of the outstanding common stock of the Bank. The Company was formed to serve as a holding company for the Bank. On January 10, 2001, the Bank converted from a nationally-chartered bank to a state-chartered bank.

On May 10, 2001, the Company moved its operations to its newly constructed 8,250 square foot headquarters at 206 South Fifth Street in Hartsville, South Carolina. In April 2003, the Bank moved its operations center to 226 W. Carolina Avenue, near the Bank's headquarters. The new site provided additional needed space for operations as well as valuable storage space for the Bank.

The principal business activity of the Bank is to provide banking services to domestic markets, principally in Darlington County and Chesterfield County, South Carolina. The deposits of the Bank are insured up to legal limits by the Federal Deposit Insurance Corporation. In addition to providing traditional banking services, the Bank has a mortgage loan division. The mortgage loan division originates loans to purchase existing homes or construct new homes and to refinance existing mortgages. During 2001, the Bank hired an investment broker to offer investment and brokerage services to the Company's customers through Raymond James Financial Services, Inc., a registered broker-dealer firm.

On May 28, 2003 the Bank opened the doors of its new branch office in McBee, South Carolina, an area in which the Bank saw a need for a community bank that could provide all the services of a "big" bank. The McBee branch offers deposit and loan services to many consumers and local industries in the area.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2003, compared with year ended December 31, 2002

Net interest income increased $392,038, or 23.73% in 2003 from $1,651,879 in 2002. The increase in net interest income was due primarily to an increase in average earning assets, which increased $10,358,000, or 29.05%, due to continued growth in the loan portfolio which was enhanced by the opening of a new branch. The primary components of interest income were interest on loans, including fees, of $2,654,561 and interest on securities available for sale of $67,443.

The Company's net interest spread and net interest margin were 4.21% and 4.44%, respectively, in 2003 compared to 4.30% and 4.63%, respectively, in 2002. The decrease in net interest spread was primarily the result of a lower interest rate environment. Yields on most earning assets declined in 2003. Yields on earning assets decreased from 6.84% in 2002 to 5.99% in 2003. Yields on interest-bearing liabilities decreased from 2.54% in 2002 to 1.78% in 2003.

The provision for loan losses was $132,000 in 2003 compared to $130,000 in 2002. The Company continues to maintain the allowance for loan losses at a level management believes to be sufficient to cover known and inherent losses in the loan portfolio.

Noninterest income increased $154,076, or 43.99%, to $504,327 in 2003 from $350,251 in 2002. The increase is primarily attributable to an increase in brokerage commissions, which increased $53,194, or 94.31 %, to $109,598 for the year ended December 31, 2003. Service charges on deposit accounts also increased by $47,945 or 26.55% to $228,532 for the year ended December 31, 2003, when compared to 2002. Residential mortgage origination fees increased $42,159, or 73.77%, to $99,311 for the year ended December 31, 2003 due to the large number of mortgage refinances in a low interest rate environment.

Noninterest expense increased $529,544, or 31.67%, to $2,201,690 in 2003 from $1,672,146 in 2002. Noninterest expenses increased in all categories as a result of our continued growth. Other operating expenses increased $155,090 to $730,313 for the year ended December 31, 2003. The increase is mainly attributable to the addition of our McBee branch office and our new operations center. Salaries and benefits increased $319,648, or 36.90%, to $1,185,955 in 2003 from $866,307 in 2002. This increase is attributable to normal pay increases and the hiring of additional staff to meet needs associated with our growth. The Company's efficiency ratio was 86.40% in 2003 compared to 83.52% in 2002. The efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income, net of gains and losses on sales of assets.

Net income was $135,169 in 2003 compared to a net income of $125,968 in 2002. The net income reflects our continued growth, as average-earning assets increased from $35,660,000 for the year ended December 31, 2002 to $46,018,000 for the year ended December 31, 2003. Return on average assets during 2003 was 0.27% compared to 0.32% during 2002, and return on average equity was 2.91% during 2003 compared to 2.81% during 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income

General. The largest component of the Company's net income is its net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the yields earned on the Company's interest-earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities. Total interest earning assets yield less total interest bearing liabilities rate represents the Company's net interest rate spread.

Average Balances, Income and Expenses, and Rates. The following table sets forth, for the years indicated, certain information related to the Company's average balance sheet and its average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from the daily balances throughout the periods indicated.

Average Balances, Income and Expenses, and Rates

	2003			2002		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets:						
Earning Assets:						
Loans [1]	$ 41,352	$ 2,655	6.42%	$ 30,787	$ 2,333	7.58%
Securities, taxable [2]	2,287	67	2.93	1,030	41	3.98
Nonmarketable securities	159	7	4.40	138	6	4.35
Federal funds sold	2,220	25	1.17	3,705	60	1.62
Total earning assets	46,018	2,754	5.99	35,660	2,440	6.84
Cash and due from banks	1,832			1,371		
Premises and equipment	2,362			2,100		
Other assets	803			785		
Allowance for loan losses	(417)			(315)		
Total assets	$ 50,598			$ 39,601		
Liabilities:						
Interest-bearing liabilities:						
Interest-bearing transaction accounts	$ 4,892	14	0.29%	$ 3,782	19	0.50%
Savings deposits	11,117	136	1.22	7,652	135	1.76
Time deposits	23,423	557	2.38	19,109	621	3.25
Federal Home Loan Bank Advances	562	3	0.53	503	13	2.58
Other short-term borrowings	5	0		-	-	
Total interest-bearing liabilities	39,999	710	1.78	31,046	788	2.54
Demand deposits	5,730			3,818		
Accrued interest and other liabilities	227			257		
Shareholders' equity	4,642			4,480		
Total liabilities and Shareholders' equity	$ 50,598			$ 39,601		
Net interest spread			4.21%			4.30%
Net interest income		$ 2,044			$ 1,652	
Net interest margin			4.44%			4.63%

(1) The effect of fees collected on loans is not significant to the computations. Nonaccrual loans are not included in average balances on loans. All loans and deposits are domestic.
(2) Average investment securities exclude the valuation allowance on securities available-for-sale.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Rate/Volume Analysis

Analysis of Changes in Net Interest Income. Net interest income can also be analyzed in terms of the impact of changing rates and changing volume. The following table reflects the extent to which changes in interest rates and changes in the volume of earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (changes in rates multiplied by prior period volume) and (iii) changes in rate/volume (change in rate multiplied by the change in volume) is provided as follows:

	2003 Compared to 2002 Variance due to		
(Dollars in thousands)	Volume [1]	Rate [1]	Total
Interest income:			
Loans	$ 716	$ (394)	322
Securities, taxable	39	(13)	26
Nonmarketable securities	-	-	-
Federal funds sold and other	(20)	(14)	(34)
Total interest income	735	(421)	314
Interest expense:			
Interest-bearing deposits	178	(246)	(68)
Short-term borrowings	2	(12)	(10)
Total interest expense	180	(258)	(78)
Net interest income	$ 555	$ (163)	$ 392

(1) Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.

Net Interest Income

Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. The principal monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The following table sets forth the Company's interest rate sensitivity at December 31, 2003.

Interest Sensitivity Analysis

December 31, 2003 *(Dollars in thousands)*	**Within One Month**	**After one Through Three Months**	**After Three Through Twelve Months**	**Within one Year**	**Greater Than One Year or Non-Sensitive**	**Total**
Assets						
Interest-earning assets						
Loans	$ 25,030	$ 739	$ 2,118	$ 27,887	$ 20,375	$48,262
Securities, taxable	-	-	-	-	2,345	2,345
Nonmarketable securities	-	-	-	-	165	165
Federal funds sold	2,372	-	-	2,372	-	2,372
Total earning assets	27,402	739	2,118	30,259	22,885	53,144
Liabilities						
Interest-bearing liabilities:						
Interest-bearing deposits:						
Demand deposits	5,284	-	-	5,284	-	5,284
Savings deposits	14,484	-	-	14,484	-	14,484
Time deposits	1,972	5,610	13,544	21,126	2,577	23,703
Total interest-bearing deposits	21,740	5,610	13,544	40,894	2,577	43,471
Federal Home Loan Bank advances	2,000	-	-	2,000	-	2,000
Total interest-bearing liabilities	23,740	5,610	13,544	42,894	2,577	45,471
Period gap	$ 3,662	$ (4,871)	$ (11,426)	$ (12,635)	$ 20,308	
Cumulative gap	$ 3,662	$ (1,209)	$ (12,635)	$ (12,635)	$ 7,673	
Ratio of cumulative gap to total earning assets	6.89%	(2.27)%	(23.78)%	(23.78)%	14.44%	

The above table reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Overnight federal funds are reflected at the earliest pricing interval due to the immediately available nature of the instruments. Debt securities are reflected at each instrument's ultimate maturity date. Scheduled payment amounts of fixed rate amortizing loans are reflected at each scheduled payment date. Scheduled payment amounts of variable rate amortizing loans are reflected at each scheduled payment date until the loan may be repriced contractually; the unamortized balance is reflected at that point. Interest-bearing liabilities with no contractual maturity, such as savings deposits and interest-bearing transaction accounts, are reflected in the earliest repricing period due to contractual arrangements which give the Company the opportunity to vary the rates paid on those deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on these deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates.

Net Interest Income - *continued*

The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when it is liability-sensitive. The Company is cumulatively liability-sensitive for all periods within one year with the exception of amounts due within one month. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on noncore deposits. Accordingly, management believes a liability-sensitive gap position is not as indicative of the Company's true interest sensitivity as it would be for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income may also be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

General. The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Company's Board of Directors reviews and approves the appropriate level for the Company's allowance for loan losses based upon management's recommendations, the results of the internal monitoring and reporting system, and an analysis of economic conditions in its market. The experience of management with other financial institutions and the experience of other financial institutions in the area has been to fund the allowance for loan losses at approximately 1% of total loans outstanding until a history is established for the Company.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the Company's statement of income, are made periodically to maintain the allowance at an appropriate level based on management's analysis of inherent losses in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period, and current and anticipated economic conditions.

The Company's allowance for loan losses is based upon judgments and assumptions about risk elements in the portfolio, future economic conditions, and other factors affecting borrowers. The process of setting the allowance includes identification and analysis of inherent losses in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquency, chargeoffs, and general and economic conditions in the service area. The adequacy of the allowance for loan losses and the effectiveness of the Company's monitoring and analysis system are also reviewed periodically by the banking regulators and the Company's independent auditors.

Based on present information and an ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent losses in the loan portfolio. Management's judgment about the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable but which may or may not be accurate. Thus, there can be no assurance that chargeoffs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system. Although real estate mortgage loans comprise the largest category of total loans, the relative risk associated with these loans is considered lower than the risk associated with traditional commercial and consumer loans. Commercial and consumer loans are usually secured by collateral other than real estate and therefore carry a higher degree of risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision and Allowance for Loan Losses - *continued*

The following table sets forth information with respect to the Company's allowance for loan losses and the composition of chargeoffs and recoveries for the years ended December 31, 2003 and 2002.

Allowance for Loan Losses *(Dollars in thousands)*	2003	2002
Total loans outstanding at end of year	$ 48,263	$ 35,233
Average loans outstanding	$ 41,352	$ 30,787
Balance of allowance for loan losses at beginning of year	$ 369	$ 268
Loans charged off:		
Real estate - construction	-	-
Real estate - mortgage	-	-
Commercial and industrial	-	-
Consumer and other	24	33
Total loan losses	24	33
Recoveries of previous loan losses:		
Real estate - construction	-	-
Real estate - mortgage	-	-
Commercial and industrial	-	-
Consumer and other	6	4
Total recoveries	6	4
Net charge-offs	18	29
Provision for loan losses	132	130
Balance of allowance for loan losses at end of year	$ 483	$ 369
Allowance for loan losses to year end loans	1.00%	1.05%
Ratio of charge-offs to average loans	0.06%	0.11%

Nonperforming Assets

Nonperforming Assets. There were loans totaling $10,833 and $27,229 in nonaccrual status at December 31, 2003 and 2002, respectively. There were loans totaling $7,874 past due ninety days or more and still accruing interest at December 31, 2003. There were no loans of this type at December 31, 2002. There were no restructured loans at December 31, 2003 or 2002.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from current earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. When a problem loan is finally resolved, there may ultimately be an actual write-down or chargeoff of the principal balance of the loan which would necessitate additional charges to earnings. For all periods presented, the additional interest income, which would have been recognized into earnings if the Company's nonaccrual loans had been current in accordance with their original terms and the amount of interest income on such loans that was included in net income, is immaterial.

Nonperforming Assets - *continued*

Potential Problem Loans. Management has identified and maintains a list of potential problem loans. These are loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem loan list when management becomes aware of information about possible credit problems of borrowers that causes doubts about their ability to comply with the current loan repayment terms. At December 31, 2003, the Company had identified $449,876 in criticized loans (loans that are typically 60-89 days past due) and $17,009 in classified loans (loans that are typically 90 days or more past due) through its internal review mechanisms. At December 31, 2002, the Company had identified $690 in criticized loans and $24,123 in classified loans through its internal review mechanisms. These amounts do not represent management's estimate of potential losses since a portion of such loans is secured by various types of collateral. The results of this internal review process are considered in determining management's assessment of the adequacy of the allowance for loan losses.

Noninterest Income and Expense

Noninterest Income. Noninterest income for the year ended December 31, 2003 was $504,327, an increase of $154,076 from $350,251 for the year ended December 31, 2002. The increase is primarily due to an increase in income brokerage commissions which totaled $109,598 in 2003 as compared to $56,404 in 2002 and income from our residential mortgage origination increased from $57,152 for the year ended December 31, 2002 to $99,311 for the year ended December 31, 2003.

The following table sets forth the principal components of noninterest income for the years ended December 31, 2003 and 2002.

(Dollars in thousands)	2003	2002
Service charges on deposit accounts	$ 229	$ 180
Credit life insurance commissions	4	7
Residential mortgage origination fees	99	57
Brokerage commissions	110	57
Other income	62	49
Total noninterest income	$ 504	$ 350

Noninterest Expense. Noninterest expense increased $529,544 or 31.67% to $2,201,690 for the year ended December 31, 2003 when compared to 2002. Of this total, other operating expenses increased $155,090, or 26.96% to $730,313 in 2003 from $575,223 in 2002. The increase is mainly attributable to the addition of our McBee branch office and our new operations center. Salaries and employee benefits increased $319,648, or 36.90%, in 2003 from $866,307 in 2002. This increase is attributable to normal pay increases and the hiring of additional staff to meet needs associated with our growth. Occupancy expense, including depreciation charges, increased $29,977, or 27.61% to $138,543 for the year ended December 31, 2003. Furniture and equipment expense increased from $122,050 in 2002 to $146,879 for the year ended December 31, 2003. Increases in occupancy and furniture and equipment expense are also a result of the opening of our McBee branch and operations center.

Noninterest Income and Expense - *continued*

The following table sets forth the primary components of noninterest expense for the years ended December 31, 2003 and 2002.

(Dollars in thousands)	2003	2002
Salaries and employee benefits	$ 1,186	$ 866
Net occupancy and equipment expense	285	231
Advertising and public relations	90	43
Office supplies, stationery, and printing	64	43
Data processing and related expense	138	116
Professional fees and services	74	77
Telephone expenses	48	29
Other	317	267
Total noninterest expense	$ 2,202	$ 1,672
Efficiency ratio	86.40%	83.52%

Earning Assets

Loans. Loans are the largest category of earning assets and typically provide higher yields than the other types of earning assets. Associated with the higher loan yields are the inherent credit and liquidity risks which management attempts to control and counterbalance. Loans averaged $41,352,000 in 2003 compared to $30,787,000 in 2002, an increase of $10,565,000 or 34.32%. At December 31, 2003, total loans were $48,262,788 compared to $35,232,689 at December 31, 2002.

The following table sets forth the composition of the loan portfolio by category at the dates indicated and highlights the Company's general emphasis on all types of lending.

Composition of Loan Portfolio

December 31, *(Dollars in thousands)*	2003 Amount	2003 Percent of Total	2002 Amount	2002 Percent of Total
Commercial and industrial	$ 6,925	14.35%	$ 3,474	9.86%
Real estate				
Construction	3,899	8.08	4,321	12.26
Mortgage-residential	15,526	32.17	9,154	25.98
Mortgage-nonresidential	15,956	33.06	12,148	34.48
Consumer	5,957	12.34	6,136	17.42
Total loans	48,263	100.00%	35,233	100.00%
Allowance for loan losses	(483)		(369)	
Net loans	$ 47,780		$ 34,864	

The largest component of the Company's loan portfolio is real estate mortgage loans. At December 31, 2003, real estate mortgage loans totaled $31,481,432 and represented 65.23% of the total loan portfolio, compared to $21,302,015 or 60.46% at December 31, 2002.

In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. It is common practice for financial institutions in the Company's market area to obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component.

Earning Assets - *continued*

Residential mortgage loans totaled $15,525,959 at December 31, 2003 and represented 32.17% of the total loan portfolio, compared to $9,153,687 at December 31, 2002. Residential real estate loans consist of first and second mortgages on single or multi-family residential dwellings. Nonresidential mortgage loans, which include commercial loans and other loans secured by multi-family properties and farmland, totaled $15,955,503 at December 31, 2003, compared to $12,148,328 at December 31, 2002. This represents an increase of $3,807,175 or 31.34% from the December 31, 2002 amount. The demand for residential and commercial real estate loans in the Hartsville market has increased due to a lower interest rate environment. The Company has been able to compete favorably for residential mortgage loans with other financial institutions by offering fixed rate products having three and five year call provisions.

The Company's loan portfolio is also comprised heavily of consumer loans. Consumer and other loans decreased $178,683 or 3.00%, to $5,956,923 at December 31, 2003 from $6,135,606 at December 31, 2002.

Commercial and industrial loans increased $3,451,681 or 99.35%, to $6,925,789 at December 31, 2003 from $3,474,108 at December 31, 2002. The increase is attributed to approximately $1,200,000 in new loans originated at the Company's new McBee branch and the Bank's overall growth in the Hartsville area.

The Company's loan portfolio reflects the diversity of its market. The Company's home office is located in Hartsville in Darlington County, South Carolina. The Company has a second branch in McBee, which is in Chesterfield County, South Carolina. The economy of Hartsville contains elements of medium and light manufacturing, higher education, regional health care, and distribution facilities. The economy of McBee contains elements of medium and light manufacturing and farming. Management expects the areas to remain stable with continued growth in the near future. The diversity of the economy creates opportunities for all types of lending. The Company does not engage in foreign lending.

The repayment of loans in the loan portfolio as they mature is also a source of liquidity for the Company. The following table sets forth the Company's loans maturing within specified intervals at December 31, 2003.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

December 31, 2003 *(Dollars in thousands)*	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial and industrial	$ 3,361	$ 3,000	$ 565	$ 6,926
Real estate	2,188	25,117	8,075	35,380
Consumer and other	1,181	4,180	596	5,957
	$ 6,730	$ 32,297	$ 9,236	$ 48,263
Loans maturing after one year with:				
Fixed interest rates				$ 20,378
Floating interest rates				21,155
				$ 41,533

The information presented in the preceding table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval as well as modification of terms upon their maturity. Consequently, management believes this treatment presents fairly the maturity and repricing structure of the loan portfolio shown in the above table.

Investment Securities. The investment securities portfolio is also a component of the Company's total earning assets. Total securities available-for-sale averaged $2,287,000 in 2003, compared to $1,030,000 in 2002. At December 31, 2003, total securities available-for-sale were $2,344,649. Other than nonmarketable equity securities, all securities were designated as available-for-sale and were recorded at their estimated fair value. Investment securities also include certain nonmarketable equity securities including Federal Home Loan Bank of Atlanta stock and Community Financial Services, Inc. (parent of The Bankers Bank) stock. These securities are recorded at their original cost and totaled $164,853 at December 31, 2003.

Earning Assets - *continued*

The following table sets forth the book value of the securities available-for-sale held by the Company at December 31, 2003 and 2002.

Book Value of Securities

(Dollars in thousands)	2003	2002
U.S. government agencies and corporations	$ 1,500	$ 2,500
Mortgage backed	866	$ -
Total securities available-for-sale	$ 2,366	$ 2,500

The following table sets forth the scheduled maturities and weighted average yields of securities available-for-sale held at December 31, 2003.

Investment Securities Maturity Distribution and Yields

December 31, 2003	After One But Within Five Years		Total	
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield
U.S. government agencies and corporations	$ 1,500	2.48%	$ 1,500	2.48%
Mortgage Backed	866	4.00%	866	4.00%
Total securities available for sale	$ 2,366	3.05%	$ 2,366	3.05%

Other attributes of the securities portfolio, including yields and maturities, are discussed above in "Net Interest Income-Interest Sensitivity Analysis."

Short-Term Investments. Short-term investments, which consist primarily of federal funds sold, averaged $2,220,000 in 2003, compared to $3,705,000 in 2002. At December 31, 2003, short-term investments totaled $2,371,780. These funds are an important source of the Company's liquidity. Federal funds are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $8,953,000, or 28.84% to $39,999,000 in 2003, from $31,046,000 in 2002. Average interest-bearing deposits increased $8,889,000, or 29.10%, to $39,432,000 in 2003, from $30,543,000 in 2002. These increases resulted from increases in all categories of interest-bearing liabilities, primarily as a result of the continued growth of the Company.

Deposits. Average total deposits increased $10,801,000, or 31.43%, to $45,162,000 in 2003, from $34,361,000 in 2002. At December 31, 2003, total deposits were $50,439,904, compared to $39,378,724 a year earlier, an increase of 28.09%. The largest increase in deposits was in savings and money market deposits which increased $6,406,493 or 79.31% to $14,484,317 at December 31, 2003 when compared to 2002.

Deposits and Other Interest-Bearing Liabilities - *continued*

The following table sets forth the deposits of the Company by category at December 31, 2003 and 2002.

Deposits

December 31,	2003		2002	
(Dollars in thousands)	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$ 6,969	13.82%	$ 4,788	12.16%
NOW accounts	5,284	10.48	4,567	11.60
Money market accounts	12,421	24.63	7,327	18.60
Savings accounts	2,063	4.09	751	1.91
Time deposits less than $100	16,144	32.00	15,048	38.21
Time deposits of $100 or more	7,559	14.98	6,898	17.52
Total deposits	$ 50,440	100.00%	$ 39,379	100.00%

The average amounts and average rates paid on deposits held by the Bank for the years ended December 31, 2003 and 2002 are summarized below:

December 31,	2003		2002	
(Dollars in thousands)	Average Amount	Average Rate Paid	Average Amount	Average Rate Paid
Demand deposit accounts	$ 5,730	0.00%	$ 3,818	0.00%
NOW accounts	4,892	0.28	3,782	0.49
Money market accounts	9,877	1.32	6,992	1.84
Savings accounts	1,240	0.44	659	0.94
Time deposits less than $100	7,605	2.39	6,889	3.22
Time deposits of $100 or more	15,818	2.38	12,221	3.27
Total deposits	$ 45,162	1.79%	$ 34,361	2.54%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $42,880,142 at December 31, 2003.

Deposits, and particularly core deposits, have been the Company's primary source of funding and have enabled the Company to meet successfully both its short-term and long-term liquidity needs. Management anticipates that such deposits will continue to be the Company's primary source of funding in the future. The Company's loan-to-deposit ratio was 95.68% at December 31, 2003, and 89.47% at December 31, 2002. The maturity distribution of the Company's time deposits of $100,000 or more at December 31, 2003, is set forth in the following table:

Maturities of Time Deposits of $100,000 or More

(Dollars in thousands)	Within Three Months	After Three Through Six Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100,000 or more	$ 2,751	$ 2,526	$ 1,496	$ 786	$ 7,559

Approximately 36.39% of the Company's time deposits of $100,000 or more had scheduled maturities within three months, and 69.81% had maturities within six months. Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits.

Deposits and Other Interest-Bearing Liabilities - *continued*

Advances from Federal Home Loan Bank. Total advances from Federal Home Loan Bank were $2,000,000 at December 31, 2003. The average of Federal Home Loan Bank advances was $562,000 in 2003 as compared to $503,000 in 2002. Advances from Federal Home Loan Bank serve as a secondary funding source.

Advances from Federal Home Loan Bank mature at different periods as discussed in the footnotes to the financial statements and are secured by the Bank's one to four family residential mortgage loans and the Bank's investment in Federal Home Loan Bank stock.

	Year Ended December 31,				
(Dollars in thousands)	Maximum Outstanding at any Month End	Average Balance	Weighted Average Interest Rate	Balance December 31,	Interest Rate at December 31,
2003					
Advances from Federal Home Loan Bank	$ 2,000	$ 562	1.31%	$ 2,000	1.15%
2002					
Advances from Federal Home Loan Bank	$ 1,750	$ 503	1.98%	$ -	N/A

Capital

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging form 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital of the Company consists of common shareholders' equity minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. The holding company and banking subsidiary are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum. The Federal Reserve applies its guidelines on a bank-only basis for holding companies with less than $150 million in consolidated assets.

Analysis of Capital and Capital Ratios

December 31, 2003 *(Dollars in thousands)*	The Bank	The Company
Tier 1 capital	$ 4,696,712	$ 4,741,636
Tier 2 capital	482,875	482,875
Total qualifying capital	$ 5,179,587	$ 5,224,511
Risk-adjusted total assets (including off-balance-sheet exposures)	$ 50,243,219	$ 50,253,453
Risk-based capital ratios:		
Tier 1 risk-based capital ratio	9.35%	9.44%
Total risk-based capital ratio	10.31%	10.40%
Tier 1 leverage ratio	9.28%	9.37%

The Company and the Bank met all applicable capital requirements at December 31, 2003 and the Bank was "well capitalized" under FDIC standards.

Liquidity Management and Capital Resources

Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a Company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves.

Liquidity management is made more complex because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Nevertheless, management believes that cash and cash equivalents in combination with deposit inflows and loan repayments are adequate to meet reasonably foreseeable demands for deposit withdrawals and the funding of new loans. The Company also has a line of credit available with Federal Home Loan Bank to borrow up to 10% of the Bank's total assets as of December 31, 2003, or $5,740,000, $2,000,000 of which has already been advanced. In addition, the Company has unused lines to purchase federal funds from unrelated banks totaling $2,750,000 at December 31, 2003.

Off-Balance Sheet Arrangements

Through its operations, the Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank's customers at predetermined interest rates for a specified period of time. At December 31, 2003, the Bank had issued commitments to extend credit of $7,229,066 through various types of commercial lending arrangements. Approximately $2,470,670 of these commitments to extend credit had variable rates.

The following table sets forth the length of time until expiration for unused commitments to extend credit at December 31, 2003.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$ 16	$ 95	$ 2,694	$ 2,805	$ 4,424	$ 7,229

The total amount of loan commitments does not necessarily represent future cash requirements because many of the commitments are expected to expire without being fully drawn. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. See Note 19 to the Company's financial statements for further information about financial instruments with off-balance sheet risk.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Accounting and Financial Reporting Issues

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the notes to the consolidated financial statements at December 31, 2003 included in this Annual Report to Shareholders and as filed in our Annual Report on Form 10-KSB. Certain accounting policies involve significant judgments and assumptions which have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we make, actual results could differ from these judgments and estimates which could have a material impact on our carrying values of assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a description of our processes and methodology for determining our allowance for loan losses.

Change of Accountants

Legislation and Securities Exchange Commission rules adopted in 2002 have significantly increased, and will continue to increase, the regulatory burdens on audit firms that audit the financial statements of companies that are subject to the reporting requirements of the Securities Exchange Act of 1934. Consequently, many smaller audit firms are deciding to limit their audit practice to companies that are not subject to the 1934 Act. Tourville, Simpson & Caskey, L.L.P., which served as the Company's principal independent accountant since the Company's inception, is one such firm. Accordingly, effective January 2, 2003, Tourville, Simpson & Caskey resigned as the Company's principal independent public accountant. Elliott Davis, LLC was engaged by the Company on January 2, 2003 to audit the Company's financial statements for the year ended December 31, 2002, and has also been selected to audit the Company's financial statements for the year ending December 31, 2004.

Tourville, Simpson & Caskey, L.L.P.'s reports on the Company's financial statements for the years ended December 31, 2001 and 2000 neither contained an adverse opinion or disclaimer of opinion, nor was modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Tourville, Simpson & Caskey, L.L.P. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Tourville, Simpson & Caskey, L.L.P.'s satisfaction, would have caused it to make reference to the subject matter of the disagreement in its report.

Elliott Davis, LLC
Advisors•CPAs•Consultants

ElliottDavis

1901 Main Street, Suite 1650
P.O. Box 2227
Columbia, SC 29202-2227

Phone 803.256.0002
Fax 803.254.4724

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Regional Bankshares, Inc.
Hartsville, South Carolina

We have audited the accompanying consolidated balance sheets of Regional Bankshares, Inc. (the Company) and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the two year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Regional Bankshares, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and cash flows for each of the years in the two year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
January 9, 2004

REGIONAL BANKSHARES, INC.

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 1,413,904	$ 808,282
Federal funds sold	2,371,780	3,050,991
Total cash and cash equivalents	3,785,684	3,859,273
Investments securities:		
Securities available-for-sale	2,344,649	2,513,281
Nonmarketable equity securities	164,853	137,553
Total investment securities	2,509,502	2,650,834
Loans receivable	48,262,788	35,232,689
Less allowance for loan losses	(482,875)	(368,656)
Loans, net	47,779,913	34,864,033
Premises, furniture and equipment, net	2,514,985	2,039,599
Accrued interest receivable	190,352	153,315
Other assets	626,061	658,242
Total assets	$ 57,406,497	$ 44,225,296
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 6,968,579	$ 4,787,870
Interest-bearing transaction accounts	5,283,574	4,566,531
Savings	14,484,317	8,077,824
Time deposits $100,000 and over	7,559,762	6,898,433
Other time deposits	16,143,672	15,048,066
Total deposits	50,439,904	39,378,724
Advances from Federal Home Loan Bank	2,000,000	-
Accrued interest payable	136,441	209,496
Other liabilities	102,256	53,242
Total liabilities	52,678,601	39,641,462
Commitments and Contingencies (Notes 12 and 19)		
Shareholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued	-	-
Common stock, $1.00 par value, 10,000,000 shares authorized; 566,770 and 563,670 shares issued and outstanding at December 31, 2003 and 2002, respectively	566,770	563,670
Capital surplus	5,031,771	5,003,871
Retained deficit	(856,905)	(992,074)
Accumulated other comprehensive income (loss)	(13,740)	8,367
Total shareholders' equity	4,727,896	4,583,834
Total liabilities and shareholders' equity	$ 57,406,497	$ 44,225,296

The accompanying notes are an integral part of the consolidated financial statements.

REGIONAL BANKSHARES, INC.

Consolidated Statements of Income

	Years ended December 31,	
	2003	2002
Interest income:		
Loans, including fees	$ 2,654,561	$ 2,332,757
Investment securities:		
Taxable	67,443	40,773
Nonmarketable equity securities	7,416	6,410
Federal funds sold	24,688	59,649
Total	2,754,108	2,439,589
Interest expense:		
Time deposits $100,000 and over	181,688	221,922
Other deposits	525,041	552,800
Advances from Federal Home Loan Bank	3,382	12,988
Short-term borrowings	80	-
Total	710,191	787,710
Net interest income	2,043,917	1,651,879
Provision for loan losses	132,000	130,000
Net interest income after provision for loan losses	1,911,917	1,521,879
Noninterest income:		
Service charges on deposit accounts	228,532	180,587
Credit life insurance commissions	4,480	6,838
Residential mortgage origination fees	99,311	57,152
Brokerage commissions	109,598	56,404
Other	62,406	49,270
Total	504,327	350,251
Noninterest expenses:		
Salaries and employee benefits	1,185,955	866,307
Net occupancy	138,543	108,566
Furniture and equipment	146,879	122,050
Other operating	730,313	575,223
Total	2,201,690	1,672,146
Income before income taxes	214,554	199,984
Income tax provision	79,385	74,016
Net income	$ 135,169	$ 125,968
Earnings per share		
Basic earnings per share	$ 0.24	$ 0.22
Diluted earnings per share	$ 0.23	$ 0.22

The accompanying notes are an integral part of the consolidated financial statements.

REGIONAL BANKSHARES, INC.

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2003 and 2002

	Common stock Shares	Common stock Amount	Capital surplus	Retained deficit	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2001	563,670	$ 563,670	$ 5,003,871	$ (1,118,042)	$ 2,740	$ 4,452,239
Net income				125,968		125,968
Other comprehensive income, net of tax expense of $3,305					5,627	5,627
Comprehensive income						131,595
Balance, December 31, 2002	563,670	563,670	5,003,871	(992,074)	8,367	4,583,834
Net income				135,169		135,169
Other comprehensive loss, net of tax benefit of $12,984					(22,107)	(22,107)
Comprehensive income						113,062
Exercise of stock warrants	3,100	3,100	27,900			31,000
Balance, December 31, 2003	566,770	$ 566,770	$ 5,031,771	$ (856,905)	$ (13,740)	$ 4,727,896

The accompanying notes are an integral part of the consolidated financial statements.

REGIONAL BANKSHARES, INC.

Consolidated Statements of Cash Flows

	Years ended December 31, 2003	2002
Cash flows from operating activities:		
Net income	$ 135,169	$ 125,968
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	132,000	130,000
Depreciation and amortization expense	161,448	139,550
Discount accretion and premium amortization on securities	3,162	(677)
Deferred income tax provision	59,994	71,650
Increase in accrued interest receivable	(37,037)	(33,192)
Decrease in accrued interest payable	(73,055)	(44,200)
Increase in other assets	(14,829)	(52,063)
Increase in other liabilities	49,014	33,130
Net cash provided by operating activities	415,866	370,166
Cash flows from investing activities:		
Purchases of securities available-for-sale	(2,526,094)	(3,000,000)
Calls and maturities of securities available-for-sale	2,656,473	850,000
Purchases of nonmarketable equity securities	(27,300)	-
Net increase in loans receivable	(13,047,880)	(8,388,572)
Purchase of premises, furniture and equipment	(636,834)	(54,868)
Net cash used by investing activities	(13,581,635)	(10,593,440)
Cash flows from financing activities:		
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	9,304,245	3,500,727
Net increase in certificates of deposit and other time deposits	1,756,935	8,135,860
Advances from Federal Home Loan Bank	2,000,000	-
Repayments of advances from Federal Home Loan Bank	-	(1,750,000)
Proceeds from exercise of stock warrants	31,000	-
Net cash provided by financing activities	13,092,180	9,886,587
Net decrease in cash and cash equivalents	(73,589)	(336,687)
Cash and cash equivalents, beginning of year	3,859,273	4,195,960
Cash and cash equivalents, end of year	$ 3,785,684	$ 3,859,273

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Regional Bankshares, Inc. (the Company) was incorporated to serve as a bank holding company for Hartsville Community Bank (the Bank). Hartsville Community Bank was incorporated as a national bank on March 24, 1999 and commenced business on June 15, 1999. The Bank converted to a South Carolina state chartered bank on January 10, 2001. The principal business activity of the Bank is to provide banking services to domestic markets, principally in Darlington and Chesterfield Counties in South Carolina. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Significant Group Concentrations of Credit Risk - Most of the Company's activities are with customers located within Darlington and Chesterfield Counties in South Carolina. The types of securities in which the Company invests are discussed in Note 3. The types of lending in which the Company engages are discussed in Note 4. The Company does not have any significant concentrations of loans or deposits to or from any one industry or customer.

Securities Available-for-Sale - Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of Federal Home Loan Bank and Community Financial Services, Inc. The stocks have no quoted market value and no ready market for them exists. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank, and the stock is pledged to collateralize such borrowings. At December 31, 2003 and 2002, the Bank's investment in Federal Home Loan Bank stock was $114,800 and $87,500, respectively. At December 31, 2003 and 2002 investment in Community Financial Services, Inc. was $50,053. Dividends received on these stocks are included as a separate component of interest income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Loans receivable - Loans receivable are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2003, management has determined that the Company had no impaired loans.

Allowance for Loan Losses - An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. Until a history is established, the Bank has decided to fund the allowance for loan losses at a target of 1.00% of total outstanding loans. In addition, the allowance is also based upon a continuing review of past loan loss experience, current and future economic conditions which may affect the borrowers' ability to pay, and the underlying collateral value of the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

Residential Mortgage Origination Fees - The Company offers residential loan origination services to its customers in its immediate market area. The loans are offered on terms and prices offered by the Company's correspondents and are closed in the name of the correspondents. The Company receives fees for services it provides in conjunction with the origination services it provides. The fees are recognized at the time the loans are closed by the Company's correspondent.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for furniture and equipment of 5 to 7 years and buildings of 40 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses and depreciable premises and equipment.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent. Advertising and public relations costs of $65,328 and $43,432, were included in the Company's results of operations for 2003 and 2002, respectively.

Retirement Plan - The Company has a SIMPLE retirement plan covering substantially all employees. Under the plan, participants are permitted to make discretionary contributions in 2003 up to $8,000, unless age 50 and over as to which the amount is $9,000. The Company can match employee contributions by contributing up to 3% of each employee's annual compensation up to a maximum of $3,000. The Company matched contributions in 2003 and 2002 and charges to earnings were $17,969 and $11,922, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Stock-Based Compensation - The Company has a stock-based employee compensation plan and outstanding stock warrants (both herein referred to as "Option Plans") which are further described in Notes 13 and 14. The Company accounts for the Option Plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees, and Related Interpretations.* No compensation cost is reflected in net income, as all warrants and options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation,* to the Option Plans.

	Years ended December 31,	
	2003	2002
Net income, as reported	$ 135,169	$ 125,968
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	24,525	70,312
Pro forma net income	$ 110,644	$ 55,656
Earnings per share:		
Basic - as reported	$ 0.24	$ 0.22
Basic - pro forma	$ 0.20	$ 0.10
Diluted - as reported	$ 0.23	$ 0.22
Diluted - pro forma	$ 0.19	$ 0.10

Earnings Per Share - Basic earnings per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued using the treasury stock method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years ended December 31, 2003	Years ended December 31, 2002
Unrealized gains (losses) on available-for-sale securities	$ (35,091)	$ 8,932
Reclassification adjustment for gains realized in net income	-	-
Net unrealized gains (losses) on securities	(35,091)	8,932
Tax effect	12,984	(3,305)
Net-of-tax amount	$ (22,107)	$ 5,627

Statements of Cash Flows - For purposes of reporting cash flows in the consolidated financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $783,246 and $831,910 for the years ended December 31, 2003 and 2002, respectively.

Income tax payments totaled $5,700 for the year ended December 31, 2003. There were no income tax payments during the year ended December 31, 2002.

Changes in the valuation account of securities available-for-sale, including the deferred tax effects, are considered noncash transactions for purposes of the statement of cash flows and are presented in detail in the notes to the financial statements.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet consolidated financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Recent Accounting Pronouncements - In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure," an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board ("APB") Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 were effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN No. 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46 did not have a material effect on the Company's financial position or results of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - *continued*

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2002 financial statements were reclassified to conform with the 2003 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances to cover all cash letter transactions. At December 31, 2003 and 2002, the requirement was met by the cash balance in an account with the Bankers Bank and by cash in the vault.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available-for-sale are as follows:

	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
December 31, 2003				
U.S. government agencies and corporations	$ 1,500,000	$ 1,094	$ 17,188	$ 1,483,906
Mortgage-backed securities	866,460	-	5,717	860,743
	$ 2,366,460	$ 1,094	$ 22,905	$ 2,344,649
December 31, 2002				
U.S. government agencies and corporations	$ 2,500,000	$ 13,281	$ -	$ 2,513,281

There were no sales of securities in 2003 or 2002.

NOTE 3 - INVESTMENT SECURITIES - *continued*

The following is a summary of maturities of securities available-for-sale as of December 31, 2003. The amortized cost and estimated fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	Securities Available-for-sale	
	Amortized Cost	Estimated Fair Value
Due after one year but within five years	$ 2,366,460	$ 2,344,649

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

Securities available-for-sale:

	Less than twelve months		Twelve months or more		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government agencies and corporations	$ 982,813	$ 17,188	$ -	$ -	$ 982,813	$ 17,188
Mortgage-backed securities	860,742	5,717	-	-	860,742	5,717
	$1,843,555	$ 22,905	$ -	$ -	$1,843,555	$ 22,905

At December 31, 2003 and 2002, securities with amortized costs of $450,000 and $150,000 and estimated fair values of $447,469 and $151,641, respectively, were pledged to secure public deposits.

NOTE 4 - LOANS RECEIVABLE

Major classifications of loans receivable are summarized as follows:

	December 31,	
	2003	2002
Real estate - construction	$ 3,898,644	$ 4,320,960
Real estate - mortgage	31,481,432	21,302,015
Commercial and industrial	6,925,789	3,474,108
Consumer and other	5,956,923	6,135,606
Total gross loans	$ 48,262,788	$ 35,232,689

NOTE 4 - LOANS RECEIVABLE - *continued*

Transactions in the allowance for loan losses are summarized below:

	Years ended December 31,	
	2003	2002
Balance, beginning of year	$ 368,656	$ 268,446
Provision charged to operations	132,000	130,000
Recoveries on loans previously charged-off	5,897	3,125
Loans charged-off	(23,678)	(32,915)
Balance, end of year	$ 482,875	$ 368,656

At December 31, 2003 and 2002, the Bank had loans in nonaccrual status totaling $10,883 and $27,229, respectively. There were loans totaling $7,874 past due ninety days or more and still accruing interest at December 31, 2003, and no loans past due ninety days or more and still accruing interest at December 31, 2002. There were no restructured loans at December 31, 2003 or 2002.

Management is not aware of any significant concentrations of loans to classes of borrowers or industries that would be affected similarly by economic conditions. Although the Company's loan portfolio is diversified, a substantial portion of its borrowers' ability to honor the terms of their loans is dependent on the economic conditions in Darlington County and Chesterfield County and surrounding areas.

At December 31, 2003, the Company had pledged approximately $5,055,517 of loans on residential real estate as collateral for advances from the Federal Home Loan Bank (see Note 7).

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

	December 31,	
	2003	2002
Land and land improvements	$ 652,790	$ 380,891
Buildings	1,485,432	1,328,844
Furniture and equipment	899,527	695,111
Total	3,037,749	2,404,846
Less, accumulated depreciation	522,764	365,247
Premises, furniture and equipment, net	$ 2,514,985	$ 2,039,599

Depreciation and amortization expense totaled $161,448 and $139,550 for the years ended December 31, 2003 and 2002, respectively.

NOTE 6 - DEPOSITS

At December 31, 2003, the scheduled maturities of certificates of deposit were as follows:

Maturing In	Amount
2004	$ 21,126,171
2005	2,198,252
2006	51,075
2007 and thereafter	327,936
Total	$ 23,703,434

NOTE 7 - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consisted of the following at December 31, 2003:

Description	Interest Rate	Balance
Variable rate advances maturing:		
January 29, 2004	1.15%	$ 2,000,000

Scheduled principal reductions of Federal Home Loan Bank are all in 2004.

As collateral, the Company has pledged first mortgage loans on one to four family residential loans totaling $5,055,517 at December 31, 2004 (see Note 4). In addition, the Company's Federal Home Loan Bank stock is pledged to secure the borrowings. Certain advances are subject to the prepayment penalties.

NOTE 8 - OTHER OPERATING EXPENSES

Other operating expenses are summarized below:

	Year ended December 31,	
	2003	2002
Professional fees	$ 67,531	$ 77,072
Telephone	47,959	29,384
Office supplies, stationery, and printing	57,071	42,634
Data processing and related	137,983	115,887
Advertising and public relations	65,328	43,432
ATM related expenses	48,909	38,877
Other	305,532	227,937
Total	$ 730,313	$ 575,223

NOTE 9 - INCOME TAXES

Income tax expense is summarized as follows:

	Year ended December 31,	
	2003	2002
Currently payable:		
Federal	$ -	$ -
State	6,083	5,671
Total current	6,083	5,671
Deferred income taxes	60,318	71,650
Income tax expense	$ 66,401	$ 77,321
Income tax expense is allocated as follows:		
To continuing operations	$ 79,385	$ 74,016
To shareholders' equity	(12,984)	3,305
Income tax expense	$ 66,401	$ 77,321

NOTE 9 - INCOME TAXES - *continued*

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2003	2002
Deferred tax assets:		
Allowance for loan losses	$ 156,153	$ 119,318
Contributions carryforward	-	1,369
Net operating loss carryforward	307,698	378,050
Organization costs	15,352	39,876
Other	2,043	1,300
Unrealized loss on securities available-for-sale	8,070	-
Total deferred tax assets	489,316	497,745
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	-	4,914
Accumulated depreciation	44,304	25,474
Total deferred tax liabilities	44,304	30,388
Net deferred tax asset	$ 445,012	$ 464,357

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2003, management has determined that it is more likely than not that all of the deferred tax asset will be realized, and accordingly, has not established a valuation allowance.

The Company has a net operating loss for income tax purposes of $323,050 as of December 31, 2003. This net operating loss expires in the year 2022.

Reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Year ended December 31,	
	2003	2002
Tax expense at statutory rate	$ 72,948	$ 67,995
State income tax, net of federal income tax benefit	4,014	3,742
Other, net	2,423	(2,279)
Total	$ 79,385	$ 74,016

NOTE 10 - LEASES

The Company leases its operations center from an entity controlled by a director of the Company. The lease is renewable on an annual basis until 2008. The current monthly rental amount is $1,000 per month. Rental expense associated with this lease was $11,000 for the year ended December 31, 2003. Assuming the lease is renewed at the same monthly rate, future minimum lease payments would be $12,000 per year over the next five years or $60,000.

NOTE 11 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. As of December 31, 2003 and 2002, the Company had related party loans totaling $2,904,801 and $3,067,951, respectively. During 2003, advances on related party loans totaled $990,839 and repayments were $1,153,989.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. At December 31, 2003, management, after consultation with legal counsel, is not aware of any pending or threatened litigation or unasserted claims or assessments that could result in losses, if any, that would be material to the financial statements.

NOTE 13 - STOCK COMPENSATION PLAN

On May 10, 2001, the shareholders approved the Regional Bankshares, Inc. "2001 Stock Option Plan" (the Plan). The Plan provides for grants of "Incentive Stock Options," within the meaning of section 422 of the Internal Revenue Code and "Non-qualified Stock Options" that do not so qualify. The Plan provides for the issuance of up to 50,000 shares of the Company's common stock to officers and key employees. Options may be granted for a term of up to ten years from the effective date of grant. Options become exercisable ratably over three years after being granted. The Board of Directors will determine the per-share exercise price, but for incentive stock options the price will not be less than 100% of the fair value of a share of common stock on the date the option is granted. As of December 31, 2003, the Company had 33,000 options available for grant.

In calculating the pro forma disclosures, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002: dividend yield of 0 percent; expected volatility of 0 percent; risk-free interest rate of 5.40 percent; and expected life of 10 years. There were no options granted in 2003.

The following table summarizes the stock option plan:

	2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	17,000	$ 13.00	-	$ -
Granted	-		17,000	13.00
Exercised	-		-	
Cancelled	-		-	
Outstanding at end of year	17,000	13.00	17,000	13.00

At December 31, 2003, no options were exercisable. The weighted average remaining life and exercise price for both exercisable and non exercisable options was 8.25 years and $13 per option, respectively.

NOTE 14 - STOCK WARRANTS

In connection with the Company's initial public stock sale, each of the twelve organizers received 5,000 stock warrants which gives them the right to purchase 5,000 shares of the Company's common stock at a price of $10.00 per share. The warrants vested equally over a three-year period beginning June 15, 2000 and expire on June 15, 2010 or ninety days after the warrant holder ceases to serve as a member of the Board of Directors.

A summary of the status of the Company's stock warrants and changes during the year is presented below:

	December 31,	
	2003	2002
Outstanding at beginning of year	51,600	56,600
Granted	-	-
Exercised	3,100	-
Cancelled	-	5,000
Outstanding at end of year	48,500	51,600

At December 31, 2003, all of the warrants were exercisable.

NOTE 15 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock warrants and stock options.

Basic and diluted earnings per share are computed below:

	Year ended December 31,	
	2003	2002
Basic earnings per share computation:		
Net income available to common shareholders	$ 135,169	$ 125,968
Average common shares outstanding - basic	565,446	563,670
Basic net income per share	$ 0.24	$ 0.22
Diluted earnings per share computation:		
Net income available to common shareholders	$ 135,169	$ 125,968
Average common shares outstanding - basic	565,446	563,670
Incremental shares from assumed conversions: Stock options and warrants	15,450	17,722
Average common shares outstanding - diluted	580,896	581,392
Diluted earnings per share	$ 0.23	$ 0.22

NOTE 16 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2003, the most recent notification from the Bank's primary regulator categorized it as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003						
Total capital (to risk-weighted assets)	$ 5,179,587	10.31%	$ 4,019,458	8.00%	$ 5,024,322	10.00%
Tier 1 capital (to risk-weighted assets)	4,696,712	9.35	2,009,729	4.00	3,014,593	6.00
Tier 1 capital (to average assets)	4,696,712	9.28	2,023,920	4.00	2,529,900	5.00
December 31, 2002						
Total capital (to risk-weighted assets)	$ 4,938,566	13.50%	$ 2,966,766	8.00%	$ 3,658,458	10.00%
Tier 1 capital (to risk-weighted assets)	4,569,910	12.49	1,463,383	4.00	2,195,075	6.00
Tier 1 capital (to average assets)	4,569,910	10.49	1,743,292	4.00	2,179,116	5.00

The Federal Reserve has similar requirements for bank holding companies. The Company is not currently subject to these requirements because the Federal Reserve applies its guidelines on a bank-only basis for bank holding companies with less than $150,000,000 in consolidated assets.

NOTE 17 - UNUSED LINES OF CREDIT

As of December 31, 2003, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $2,750,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. The Company also has a line of credit to borrow funds from the Federal Home Loan Bank, under various maturity terms and interest rates, up to 10% of the Bank's total assets, which totaled $5,740,640 as of December 31, 2003. As of December 31, 2003, the Bank has borrowed $2,000,000 on this line.

NOTE 18 - RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

South Carolina banking regulations require that cash dividends paid to shareholders receive the prior written approval of the Commissioner of Banking. The Bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last Federal or State regulatory examination. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the parent company are also restricted.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A commitment involves, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the instrument is represented by the contractual notional amount of the instrument. Since certain commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in making commitments to extend credit as it does for on-balance-sheet instruments. Letters of credit are conditional commitments issued to guarantee a customer's performance to a third party and have essentially the same credit risk as other lending facilities.

Collateral held for commitments to extend credit and letters of credit varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

The following table summarizes the Company's off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2003	2002
Commitments to extend credit	$ 7,229,066	$ 4,247,166
Standby letters of credit	45,000	100,000

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Advances from Federal Home Loan Bank - The carrying amounts of variable rate borrowings are reasonable estimates of fair value because they can be repriced frequently.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - The carrying amount for loan commitments which are off-balance-sheet financial instruments approximates the fair value since the obligations are typically based on current market rates.

The carrying values and estimated fair values of the Company's financial instruments as are as follows:

	December 31,			
	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 1,413,904	$ 1,413,904	$ 808,282	$ 808,282
Federal funds sold	2,371,780	2,371,780	3,050,991	3,050,991
Securities available-for-sale	2,344,649	2,344,649	2,513,281	2,513,281
Nonmarketable equity securities	164,853	164,853	137,553	137,553
Loans receivable	48,262,788	47,524,615	35,232,689	35,160,533
Accrued interest receivable	190,352	190,352	153,315	153,315
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	26,736,470	26,736,470	17,432,225	17,432,225
Certificates of deposit and other time deposits	23,703,434	23,747,584	21,946,499	21,989,752
Advances from Federal Home Loan Bank	2,000,000	2,000,000	-	-
Accrued interest payable	136,441	136,441	209,496	209,496
	Notional Amount	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 7,229,066	$ 7,229,066	$ 4,247,166	$ 4,247,166
Letters of credit	45,000	45,000	100,000	100,000

NOTE 21 - REGIONAL BANKSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Regional Bankshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31, 2003	December 31, 2002
Assets		
Cash	$ 34,691	$ 3,691
Investment in banking subsidiary	4,682,971	4,569,910
Other assets	10,234	10,233
Total assets	$ 4,727,896	$ 4,583,834
Shareholders' equity	$ 4,727,896	$ 4,583,834

Condensed Statements of Income

	Year ended December 31, 2003	Year ended December 31, 2002
Income	$ -	$ -
Expenses		
Other expenses	-	59
Loss before income taxes and equity in undistributed earnings of banking subsidiary	-	(59)
Income tax benefit	-	-
Equity in undistributed earnings of banking subsidiary	135,169	126,027
Net income	$ 135,169	$ 125,968

NOTE 21 - REGIONAL BANKSHARES, INC. (PARENT COMPANY ONLY) - *continued*

Condensed Statements of Cash Flows

	Year ended December 31,	
	2003	2002
Cash flows from operating activities:		
Net income	$ 135,169	$ 125,968
Adjustments to reconcile new income to net cash used by operating activities:		
Equity in undistributed earnings of banking subsidiary	(135,169)	(126,027)
Net cash used by operating activities	-	(59)
Cash flows from financing activities:		
Proceeds from exercise of stock warrants	31,000	-
Net cash provided by financing activities	31,000	-
Increase (decrease) in cash	31,000	(59)
Cash and cash equivalents, beginning of year	3,691	3,750
Cash and cash equivalents, end of year	$ 34,691	$ 3,691

REGIONAL BANKSHARES, INC.

CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of Regional Bankshares, Inc., will be held at 11:00 a.m. on May 13, 2004 at the Fairfield Inn, 200 South Fourth Street, Hartsville, South Carolina.

CORPORATE OFFICE:

206 South Fifth Street
Hartsville, South Carolina 29550
Phone (843) 383-4333
Fax (843) 383-0570

CORPORATE COUNSEL:

Haynsworth Sinkler Boyd, P.A.
1201 Main Street, Suite 2200
Columbia, South Carolina 29201

STOCK TRANSFER AGENT:

Regional Bankshares, Inc.
P.O. Box 2255
Hartsville, South Carolina 29551

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
Post Office Box 2227
Columbia, South Carolina 29202

STOCK INFORMATION:

Although a limited number of shares of common stock of Regional Bankshares, Inc. are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not listed on any exchange or on the NASDAQ National Market System, nor are there any market makers known to management.

During 2003, management was aware of a few transactions in which the Company's common stock traded at $14.00 per share and $14.50 per share. Management is aware of one block of stock which traded at $10.00 per share. However, management has not ascertained that these transactions resulted from arm's length negotiations, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock. As of December 31, 2003, there were 883 shareholders of record.

The ability of Regional Bankshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from Hartsville Community Bank. However, there are restrictions on the ability of the Bank to transfer funds to the Company in the form of cash dividends. Additionally, all of the Bank's dividends to the Company are subject to the prior written approval of the South Carolina Commissioner of Banking. The Company has not declared or paid any dividends since its inception, and, to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay dividends in the foreseeable future.

FORM 10-KSB

Copies of the Annual Report on Form 10-KSB may be obtained free of charge upon request to Curtis A. Tyner, Sr., President, Regional Bankshares, Inc., P.O. Box 2255, Hartsville, South Carolina 29551. Copies of the Form 10-KSB may also be obtained from the Securities and Exchange Commission's website at www.sec.gov.

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** for Hartsville Community Bank, furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

REGIONAL BANKSHARES, INC.

CORPORATE DATA

BOARD OF DIRECTORS

Francine P. Bachman	Retired School Teacher
T. James Bell, Jr., MD	Family Practitioner The Medical Group
Peter C. Coggeshall, Jr.	Retired Vice President Administration Sonoco Products Company
Franklin Hines	President and Chief Executive Officer Hines Funeral Home, Inc. & Hines Enterprises, Inc.
J. Richard Jones, Jr.	Attorney & Partner Stanton & Jones
Woodward H. Morgan, III.	Golf Course Developer Retired Veterinarian
Randolph G. Rogers	Partner Rogers Brothers Farms
Gosnold G. Segars	President G. Graham Segars & Sons, Inc. Real estate brokerage
Howard W. Tucker, Jr.	Optometrist Pee Dee Eye Associates
Curtis A. Tyner, Sr.	President, CEO and Chief Financial Officer Regional Bankshares, Inc. and Hartsville Community Bank
Patricia M. West	Retired School Teacher

SENIOR OFFICERS OF HARTSVILLE COMMUNITY BANK

Curtis A. Tyner, Sr.
President, Chief Executive Officer
and Chief Financial Officer

N. Wayne Helms
Senior Vice President
and Head of Consumer Lending

Howard Frye
Senior Vice President and
Senior Credit Officer

Shannon R. Morrison
Assistant Vice President and
Cashier